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                                                        EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :    )


Allegheny Energy, Inc.
Notice Requesting Increase in Short-Term Debt Authority


     Allegheny Energy, Inc. (Allegheny), 10435 Downsville Pike, Hagerstown, MD 21740-1766, a registered public utility holding company, and its direct and indirect wholly owned subsidiaries Monongahela Power Company (Monongahela), 1310 Fairmont Avenue, Fairmont, WV 26555-1392, The Potomac Edison Company (Potomac Edison), 10435 Downsville Pike, Hagerstown, MD 21740-1766, West Penn Power Company (West Penn) 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, and Allegheny Generating Company (AGC), 10435 Downsville Pike, Hagerstown, MD 21740-1766, have filed an Application or Declaration pursuant to Sections 6 and 7 of the Act.

     Allegheny requests the Commission to raise Allegheny's aggregate limit on short-term debt financing from $400 million to $750 million, subject to the same terms and conditions as are contained in the original Application. In support thereof, Allegheny submits the following.

     Allegheny was authorized by the Commission to issue up to $400 million in short-term debt through December 31, 2001, subject to certain conditions and parameters, by prior orders dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996 and December 23, 1997, (HCAR Nos. 25462, 25481, 25581, 25919, 26418, 26506,
and 26804, respectively) ("Prior Orders") in File No. 70-7888. Subject to the terms and conditions set forth in the Prior Orders, Allegheny requests authority to increase the limit of its short term debt to be authorized to issue up to $750 million in short-term debt through December 31, 2007.

     Allegheny has not sought an increase in the amount of its short-term debt financing authority since it was approved to borrow up to $400 million in 1996 by HCAR No. 26506. On December 23, 1997 , the Commission issued an order (HCAR No. 26804) authorizing Allegheny, Monongahela Power Company ("Monongahela"), The Potomac Edison Company ("Potomac Edison"), West Penn Power Company ("West Penn"), and Allegheny Generating Company ("AGC") to continue their short-term debt financing authority from December 31, 1997 through December 31, 2001, and to continue the Allegheny Power System Money Pool from December 31, 1997 through
December 31, 2001.   Since the time that Applicants received
their order, however, several events have occurred which require Allegheny to request additional financing authority.

     Allegheny has an established goal of increasing its investment in generally non-rate regulated businesses. As
Allegheny's operations grow, the


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needs of its subsidiaries for
long-term capital will also increase. Allegheny primarily uses its short-term financing to support its capital expenditure program, which is expected to continue to be in excess of $300 annually, and to take advantage of growth opportunities through acquisitions. In addition, regulated investment opportunities may arise from time to time. While Allegheny would seek such additional regulatory approval as may be required in connection with such acquisitions, the requested increase in short-term financing authority will enhance its ability to participate effectively in the evolving energy markets.

     Deregulation of generation has begun and competition at the retail level is now a reality in Pennsylvania, the largest service territory of Allegheny's public utility subsidiaries. The Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Section 2801 et seq. (together with regulatory interpretations, the "Pennsylvania Deregulation Act"), allowed two-thirds of West Penn's generation load to choose its generation supplier in January, 1999. The remaining one-third will be allowed to choose its generation supplier beginning January 2, 2000. In order to position Allegheny and its subsidiaries in this competitive environment, Allegheny needs to have access to cash through short-term borrowings in order to take advantage of opportunities that arise and to make capital contributions to its direct and indirect subsidiaries.

     In addition to needing cash to respond to the opportunities brought about by the deregulated environment in the states in which the operating subsidiaries of Allegheny serve, the Board of Directors of Allegheny on March 4, 1999, approved a program whereby Allegheny will begin repurchasing up to $500 million of its common stock,. In approving the repurchase, the Board made a determination that Allegheny's common stock is undervalued in the marketplace. Consequently, Allegheny desires to be in a position to move quickly to make the best repurchase deal that it can. In order to accomplish the common stock repurchase, Allegheny needs to have access to cash.

     Allegheny may use the proceeds of its proposed short-term borrowings to acquire common stock of its subsidiaries and for other general corporate purposes including the financing of construction and property acquisitions. Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or other types of loans to its subsidiaries.

     Other than Allegheny's 9.9% limited partnership interest in The Latin America Energy and Electricity Fund I, L.P., neither Allegheny nor any subsidiary thereof currently has an ownership interest in an EWG or foreign utility company ("FUCO") as defined in Sections 32 or 33 of the Act. However, some of the proceeds from the financing transactions proposed herein may be used by Allegheny as a capital contribution to a nonutility subsidiary which could acquire an interest in an EWG or a FUCO. Neither Allegheny nor any subsidiary thereof currently or as a consequence of the transactions proposed herein will be a party to, or have any rights under, a service, sales, or construction agreement with an EWG or a FUCO.

     In addition, Allegheny may use the proceeds of such proposed borrowings to purchase shares of Allegheny common stock in order to fund its Employee Stock Option and Savings Plan, Performance
Share Plan, the Allegheny Energy,


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Inc. 1998 Long-Term Incentive
Plan and the Allegheny Energy, Inc. Restricted Stock Plan for
Outside Directors in lieu of issuing additional new shares of common stock pursuant to such plans.

     Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

     Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

          The application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by_______________, 1999, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy of the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.